                                                         May 28, 2015

VIA EDGAR CORRESPONDENCE

Jay Williamson

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc.
Registration Statement on Form N-2
Filed April 16, 2015
File No. 333-203450

Dear Mr. Williamson:

On behalf of TPG Specialty Lending, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated May 14, 2015 with respect to the above-referenced Registration Statement on Form N-2 filed on April 16, 2015 (the “Registration Statement”).

The Company has filed today Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with this letter via EDGAR submission. Capitalized terms used but not defined in this letter are as defined in Amendment No. 1.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

General

1. The General Instructions to Form N-2 state that the purpose of the prospectus is to provide essential information in a way that helps investors make informed decisions. The

Jay Williamson

Securities and Exchange Commission

General Instructions further require the prospectus to be clear, concise and understandable. In several locations it appears that you unnecessarily repeat information. As one example, you discuss your December 16, 2014 exemptive relief on pages 8, 28, 40, 56, 125, and 167. While this information is important to investors, its repetition increases the length of your disclosure without a commensurate increase in investor understanding. Please review your document to ensure it is appropriately concise.

Response:

The Company acknowledges the Staff’s comment and has revised disclosure throughout Amendment No. 1 in response, including the requested disclosure.

2. We note references throughout your filing to your 10b5-1 plans. Please:

•	File copies of these plans as exhibits;

Response:

The Company respectfully advises the Staff that, consistent with the practice of other business development companies with respect to their stock repurchase plans, the Company does not consider the Company 10b5-1 Plan to be a material agreement that is required to be filed as an exhibit to the Registration Statement. In addition, the Company respectfully notes that it was not a party to the Adviser 10b5-1 Plan, which is no longer in effect following its termination on December 31, 2014.

•	Clarify the relationships, if any, between the Company and Goldman Sachs;

Response:

In addition to serving as agent under the Company 10b5-1 Plan, the Company engages Goldman Sachs (or its affiliates) from time to time to perform certain activities usually performed by investment banks, such as serving as underwriter or initial purchaser for the Company’s securities on an occasional basis, as a member of the syndicate under the Company’s Revolving Credit Facility and as a broker in secondary market portfolio transactions.

•	Tell us how, and where, the plans were previously disclosed to investors;

Response:

The Company respectfully advises the Staff that the Adviser 10b5-1 Plan was initially disclosed to investors in the registration statement relating to the Company’s initial public offering in March 2014 and in each of its subsequent offering documents, its periodic reports through its Annual Report on Form 10-K for the year ended December 31, 2014 filed on February 24, 2015 and its 2015 Annual Proxy Statement on Schedule 14A.

Jay Williamson

Securities and Exchange Commission

The Company 10b5-1 Plan was disclosed to investors in each of the Company’s periodic reports following approval of the plan by the Company’s board of directors, including in a Current Report on Form 8-K filed on November 4, 2014, and in its 2015 Annual Proxy Statement on Schedule 14A. In addition, the Company notified its investors of the Company 10b5-1 Plan in accordance with Section 23(c)(1) of the 1940 Act.

•	Disclose with particularity in the Summary the conditions under which shares are purchased and sold under the existing plan and the purpose of the plan;

Response:

In response to the Staff’s comment, with respect to the Company 10b5-1 Plan, the Company has revised the disclosure beginning on page 8 and will also include the purpose of the plan in such disclosure in its future periodic reports. The Company respectfully advises the Staff that because the Adviser 10b5-1 Plan terminated in accordance with its terms on December 31, 2014 and that only 300 shares were purchased under the Plan, the Company does not believe that discussion of the Adviser 10b5-1 Plan is appropriate in the Summary.

•	Confirm that you have presented, and will continue to present, the disclosure required by Item 703 of Regulation S-K in your periodic reports;

Response:

The Company respectfully confirms that it has presented, and will continue to present, the disclosure required by Item 703 of Regulation S-K in its periodic reports. The Company reported the 300 shares purchased by the Adviser through the Adviser 10b5-1 Plan in its Annual Report on Form 10-K for the year ended December 31, 2014 filed on February 24, 2015. No shares have been purchased to date under the Company 10b5-1 Plan.

•	Tell us whether the adviser, fund affiliates, or any other significant parties have engaged in any hedging activity with respect to fund shares and represent that there will be no such hedging activity going forward;

Response:

The Company respectfully advises the Staff that the Adviser has not engaged and, to the knowledge of the Company, no fund affiliates or any other significant parties have engaged, in any hedging activity with respect to the shares purchased under the Adviser 10b5-1 Plan. The Company respectfully informs the Staff that the Adviser and its affiliates do not intend to hedge such shares, and confirms to the Staff that any such hedging activity would only be conducted in accordance with applicable securities laws.

•	Explain to us how the plans comply with the anti-manipulation provisions of the federal securities laws, including, as applicable, Regulation M;

Jay Williamson

Securities and Exchange Commission

Response:

The Company respectfully advises the Staff that the Company 10b5-1 Plan complies and the Adviser 10b5-1 Plan complied with the conditions required under the safe harbor provided by Rule 10b-18 of the Exchange Act for issuer and affiliate purchases of securities, including (i) effecting the purchases through one broker-dealer, (ii) requiring that any purchases not be the opening purchase or be effected prior to the close of trading as provided in the Rule, (iii) effecting purchases at the purchase price provided in the Rule, and (iv) limiting volume so as not to exceed 25% of the average daily trading volume for the security. The Company 10b5-1 Plan provides, and the Adviser 10b5-1 Plan provided, for suspension of any purchases under the Plans during any equity distribution by the Company in compliance with Regulation M.

•	If the shares repurchased pursuant to the plans may be resold, explain the potential impact on your share price in your Risk Factor disclosure.

Response:

The Company respectfully advises the Staff that it intends to hold any shares purchased under the Company 10b5-1 Plan as treasury stock and not resell such shares. As discussed above, only 300 shares were purchased under the Adviser 10b5-1 Plan, and the Company does not believe any resale of those 300 shares by the Adviser would result in a material risk of potential impact on the Company’s share price.

After reviewing your response, we may have further comment.

The Company respectfully acknowledges the Staff’s comment.

About this Prospectus, page iii

3. We note your statement that investors should “carefully read [the] prospectus ... together with any exhibits and the additional information described under “Available Information” ... before [they] make an investment decision.” Please revise this statement to avoid the implication that investors are required to “carefully read” information that is not part of your prospectus.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page iii.

Summary, page 1

4. On page one you state that your “core portfolio companies, which exclude certain investments that fall outside of [y]our typical borrower profile ....” Please disclose the value of investments that fall outside of your typical borrower profile. If material, revise disclosure elsewhere to discuss the reason(s) why these investments were made and the risks involved.

Response:

The Company respectfully advises the Staff that the fair value of the investments excluded from the Company’s “core portfolio companies” was approximately $118 million and that these investments fit the investment criteria of the Company but generally had significantly larger revenues and/or EBITDA than the Company’s typical borrower. The Company respectfully advises the Staff that it believes that the risks of these investments are not materially different than the risks involved with investments in the Company’s other portfolio companies and that the Company does not believe that the fair value of these investments is material to investors or that the understanding of investors would be aided by such disclosure.

Jay Williamson

Securities and Exchange Commission

5. Starting on page eight you present a bulleted list of over 45 Risk Factors. Some of these items, such as “we may incur significant costs as a result of being a public company” and “we may experience fluctuations in our quarterly results” appear generic in nature and would apply to most companies. We suggest you review this list to reference only the most material risks you face and use the disclosure starting on page 22 to provide more comprehensive disclosure.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 10.

Fees and Expenses, page 16

6. Please revise to use actual expenses where appropriate. In this regard we note references to “an estimate of [y]our annualized interest expenses” in footnote seven.

Response:

As disclosed in the first paragraph on page 15 and consistent with similar disclosure by other business development companies, the Company respectfully advises the Staff that the expenses shown in the fee table are based on an annualized version of the Company’s actual expenses and capital structure as of the most recently completed three-month period, as adjusted by certain assumptions disclosed on pages 15 and 16 that the Company believes will assist investors in understanding the costs and expenses that they will bear, directly or indirectly, as investors in the Company.

Consistent with this approach and as disclosed in footnote 7 on page 16, the Company calculates an estimate of its interest payments on borrowed funds based on the applicable interest rates on the Company’s borrowings as of the most recently completed calendar quarter and assuming that the Company’s total borrowings are equal to 0.70x of the Company’s total net assets. The Company believes this assumption provides a more accurate estimate of the Company’s interest expense over the next twelve months than using historical interest expense. This is because the Company’s debt-to-equity ratio was lower in 2014 following the Company’s initial public offering than is expected to be the case in the future, resulting in lower interest expense during 2014 than the Company expects in future periods.

Risk Factors, page 22

7. We note your page 46 risk factor “Sales of substantial amounts ...” If applicable, please disclose the sale of any shares purchased pursuant to the 10b5-1 plans.

Jay Williamson

Securities and Exchange Commission

Response:

As further discussed in the Company’s response to comment #2 above, the Company does not believe any resale by the Adviser of the 300 shares purchased under the Adviser 10b5-1 Plan would result in a material risk of potential impact on the Company’s share price.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 54

8. We note you provide an “Overview” and “Market Trends” discussion starting on page 54. However these sections do not inform investors of the significant events, trends and uncertainties that management views as the most critical to the Company’s revenues, financial position, liquidity and results of operations. For example we note:

•	The table on page 61 suggests the interest rate on investments that were sold or repaid in 2014 was 10.2% while reinvestments are being made at 9.6% on a weighted average basis. What is causing this decline and how will it impact you?

Response:

The Company respectfully informs the Staff that changes in the Company’s net investment income are primarily driven by the spread between the payments it receives from its investments in its portfolio companies against the Company’s cost of funding, rather than by changes in interest rates. As noted on page 57, the Company’s investment portfolio primarily consists of floating rate loans, and the Company’s credit facilities and its Convertible Senior Notes, after taking into account the effect of the interest rate swaps the Company entered into in connection with the Notes, all bear interest at floating rates. Similar to many other business development companies, macro trends in base interest rates like LIBOR may affect the Company’s net investment income over the long term. However, because the Company generally originates loans to a small number of portfolio companies each quarter, and those investments also vary in size, the Company’s results in any given period—including the interest rate on investments that were sold or repaid in a period compared to the interest rate of new investments made during that period—often are idiosyncratic, and reflect the characteristics of the particular portfolio companies that the Company invested in or exited during the period and not any trends in the Company’s business.

In addition to interest income, the Company’s net investment income is also driven by prepayment and other fees, which also vary significantly from quarter to quarter. The level of prepayment fees is generally correlated to the movement in credit spreads and risk premiums, but also will vary based on corporate events that may take place at an individual portfolio company in a given period—e.g., merger and acquisition activity, initial public offerings and restructurings, as described on page 57. As noted above, generally a small but varied number of portfolio companies make prepayments in any quarter, meaning that changes in the amount of prepayment fees received can vary significantly between periods and can vary without regard to underlying credit trends.

Jay Williamson

Securities and Exchange Commission

The Company agrees to add additional disclosure on interest rate, credit spread and prepayment trends to the market trends discussion in the Key Components of Our Results of Operations section on page 59 in line with the above in its future annual and quarterly reports.

•	Your disclosure page 60 references $518 million aggregate principal amounts in exits and repayments without breaking out the dollar amounts, discussing trends in exits or repayments, or addressing the impact these had on your results of operations. Also, are your investments repaying because they are refinancing or are repayments being made from operating cash flows?

Response:

The Company respectfully notes its response to the first bullet in this comment #8 regarding trends in exits and repayments and sources of such repayments. The Company respectfully refers the Staff to pages 64 and 68 for the Company’s discussion of the impact of exits and repayments on its results of operations through prepayment and other fees it receives as investment income. For the reasons discussed above, the Company respectfully advises the Staff that it believes that breaking out the dollar amounts for each of exits and repayments separately would not provide its investors with additional meaningful information about the Company’s results of operations.

•	The disclosure on page 64 states that you recognized $21 million in prepayment fees as investment income without addressing the underlying causes of the $18 million increase or whether this level of prepayment may be impacted by interest rate policy decisions.

Response:

The Company respectfully notes its response to the first bullet in this comment #8 and confirms to the Staff that it will add the additional disclosure described above in its future annual and quarterly reports.

•	Your disclosure on page F-30 states you have $205 million in Swedish Krona denominated debt which exceeds the value of your Krona denominated loans. What business factors led to the decision to borrow in Krona and how has it impacted your results?

Response:

The Company respectfully advises the Staff that the Company had 205.8 million Swedish Krona-denominated debt outstanding as of December 31, 2014, rather than $205.8 million worth

Jay Williamson

Securities and Exchange Commission

of debt denominated in Swedish Krona. As disclosed on page 73, the Company hedges the foreign currency exposure in its non-U.S. dollar-denominated investments by borrowing the necessary local currency under its Revolving Credit Facility to fund such investments. The Company’s investment in Jeeves Information Systems AB is denominated in Swedish Krona and, as of December 31, 2014, had a par value of 203.1 million Swedish Krona.

As noted, these are examples of issues that might be addressed in revised disclosure. Ultimately, management’s discussion and analysis should enable investors to see the business through the eyes of management and so the narrative should discuss the events, trends and uncertainties management considers important. For guidance, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis, Release No. 33-8350 (December 19, 2003). See Item 4.2 of Form N-2. Please revise as necessary.

The Company respectfully acknowledges the Staff’s comment.

Portfolio and Investment Activity, page 59

9. On page 61, in footnote one, you state that you may determine not to place a loan on non-accrual status if the loan has sufficient collateral and is in the process of collection. Please disclose the value of any portfolio securities currently in collection and advise us of the basis for your belief that you are sufficiently collateralized. Also, disclose what “non-accrual status” means in language that is understandable to investors.

Response:

The Company respectfully advises the Staff that, as of March 31, 2015, none of the Company’s portfolio securities were in collection.

The Company respectfully advises the Staff that it believes that the description of “non-accrual status” in the first sentence in footnote one on page 62 is understandable to investors and is consistent with the same disclosure by other business development companies. In response to the Staff’s comment, in its future annual and quarterly reports, the Company will revise the footnote one on page 62 as follows:

Jay Williamson

Securities and Exchange Commission

“Loans are generally placed on non-accrual status when principal or interest payments are past due 30 days or more or when management has reasonable doubt that the borrower will pay principal or interest in full. Accrued and unpaid interest is generally reversed when a loan is placed on non-accrual status. Non-accrual loans are restored to accrual status when past due principal and interest has been paid and, in management’s judgment, the borrower is likely to make principal and interest payments in the future. Management may determine to not place a loan on non-accrual status if, notwithstanding any failure to pay, the loan has sufficient collateral value and is in the process of collection.”

Management and Other Agreements, page 114

10. Based on your page 114 disclosure, some of the Adviser’s responsibilities under the Investment Advisory Agreement include monitoring and administering the investments you make and providing operating and managerial assistance to you and your portfolio companies. On page 121 you indicate you pay “the Adviser’s allocable share of costs incurred in providing significant managerial assistance to those portfolio companies that request it.” With a view to disclosure, please tell us:

•	Which agreements cover this arrangement and how and by whom the allocable share of costs incurred is determined;

Response:

The Company respectfully advises the Staff that the Adviser serves as the Company’s administrator under the Administration Agreement and that the Administration Agreement provides that the Adviser will provide such significant managerial assistance as may be requested by any portfolio company of the Company, as is required under the 1940 Act. The costs incurred in connection with such assistance would be determined and reimbursed in accordance with the Administration Agreement.

•	The nature and amounts of costs allocated during the periods covered by the financial statements, including whether any adviser employee or the adviser are compensated for the assistance provided, directly or indirectly;

Response:

The Company respectfully advises the Staff that the Company has not been requested to provide any significant managerial assistance to any of its portfolio companies during the periods covered by the financial statements, and that neither the Adviser nor any employee of the Adviser have been compensated for such assistance provided, directly or indirectly.

•	How you determine which costs are reimbursable and which are includable under the Investment Advisory Agreement; and,

Jay Williamson

Securities and Exchange Commission

Response:

The Company respectfully advises the Staff that Section 2 of the Investment Advisory Agreement and Section 4 of the Administration Agreement list the costs and expenses that are reimbursable by the Company to the Adviser, as disclosed on page 127.

•	The degree of board oversight for these allocations.

Response:

The Company respectfully advises the Staff that the Company’s board of directors is regularly apprised of fees and expenses of the Adviser and, similarly, would be apprised of allocations relating to providing significant managerial assistance, if and when applicable. The board is responsible for ensuring that all reimbursements are reasonable and consistent with the terms of the Investment Advisory Agreement and Administration Agreement.

11. On page 123 you discuss the information the board focused on when it renewed the Investment Advisory Agreement in November 2014. We note the agreement provides for incentive compensation provided that an annual hurdle of 6% is achieved. The weighted average yield of your debt and income producing securities has exceeded 10% since December 2011. If the board considered the incentive compensation hurdle in connection with the renewal, please revise to address the material factors considered and the board’s conclusions with respect thereto.

Response:

The Company respectfully advises the Staff that in connection with its annual ratification of the Investment Advisory Agreement, the Company’s board of directors, among other things, compared the hurdle rate and the incentive fees payable to the Adviser pursuant to the Investment Advisory Agreement to similar fees payable by comparable business development companies to their respective investment advisers. The board did not consider the hurdle rate alone, but rather in the context of the “comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives,” as noted in fourth bullet point on page 129. The Company therefore believes that the above-referenced bullet-point disclosure on page 129 accurately reflects the board’s consideration of the hurdle rate.

Description of our Debt Securities, page 153

12. In your response letter, please describe the types of debt securities you contemplate offering through the registration statement. Additionally, undertake to advise us in advance of any proposed debt offering pursuant to this registration statement and to provide for staff review of the preliminary prospectus supplement related to any debt offering by the Company. Further undertake to clear all staff comments prior to the commencement of any such debt offering whenever the preliminary prospectus supplement materially differs from the form of prospectus supplement included in this registration statement at the time of effectiveness.

Jay Williamson

Securities and Exchange Commission

Response:

The Company respectfully refers the Staff to the “Description of Our Debt Securities” section on page 159 for a description of the types of debt securities that the Company may offer, issue and sell pursuant to the Registration Statement. As noted in the above-referenced disclosure and as indicated in the form of base indenture filed as an exhibit to the Registration Statement, the Company may generally offer, issue and sell debt securities pursuant to the Registration Statement in the form of notes that may or may not be rated and/or listed on a national securities exchange, and that may have either fixed or floating interest rates.

The Company has filed a form of prospectus supplement as an exhibit to the Registration Statement that contains certain disclosures that will be provided in connection with offerings of various debt securities. The Company undertakes to inform the Staff in advance of filing a prospectus supplement for the issuance of debt securities if the prospectus supplement contains materially different terms, including, without limitation, the removal or alteration of a covenant in a manner materially adversely affecting the rights of the debt holders, from those disclosed in a form of prospectus supplement filed as an exhibit to the Registration Statement.

In this regard, please note the supplement should:

•	Disclose that currently none of the Company’s indebtedness is subordinated to the debt securities. It should also disclose whether there is a current intention to issue indebtedness that expressly provides that it is subordinated to the debt securities.

Response:

The Company respectfully confirms to the Staff that any prospectus supplement related to debt securities offered under the Registration Statement will include the requested disclosure.

•	Disclose that the debt securities are “structurally subordinated” and are “effectively subordinated” to all existing and future indebtedness of the Company and other obligations of its subsidiaries, financing vehicles and similar facilities. The significance of the debt securities being structurally subordinated and effectively subordinated should be explained in plain English, specifically highlighting how such subordination affects the rights and priorities of the holders of the debt securities. Also, disclose the approximate total dollar amount of all liabilities and obligations to which the debt securities being offered are structurally subordinated and effectively subordinated.

Response:

The Company respectfully confirms to the Staff that any prospectus supplement related to debt securities offered under the Registration Statement will include the requested disclosure.

Jay Williamson

Securities and Exchange Commission

•	Refrain from using the word “senior” in the title of any debt security issued by the Company, or when describing/identifying their ranking, if the debt security is not contractually senior in right of repayment to the other outstanding obligations of the Company. Even where the Company’s debt securities are contractually senior in right of repayment to the other outstanding obligations of the Company, consider the appropriateness of referring to the debt securities as “senior” when they are also structurally subordinated to the obligations of the Company’s subsidiaries, financing vehicles and similar facilities.

Response:

The Company respectfully refers the Staff to undertaking (8) to the Registration Statement on page C-8 and confirms that it will file a post-effective amendment or a new registration statement for any offering of debt securities referred to as “senior.”

•	Disclose that the debt securities will not be subject to any sinking fund and explain the significance thereof; for example, state that no amounts will be set aside for the express purpose of repayment of principal and any unpaid interest on the debt securities, and that repayment of the debt securities will depend upon the financial condition of the Company and its subsidiaries as they exist as of the maturity date of the debt securities

Response:

The Company respectfully confirms to the Staff that any prospectus supplement related to debt securities offered under the Registration Statement will include the requested disclosure.

Plan of Distribution, page 173

13. Please confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

Response:

The Company hereby confirms to the Staff that any underwritten offering will be submitted to the Financial Industry Regulatory Authority, Inc. (FINRA) for approval of the underwriting terms in accordance with FINRA rules.

14. In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Company will have entered into with the underwriters or their affiliates in connection with any offering, and specify the nature of the services that the underwriters or their affiliates have provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Jay Williamson

Securities and Exchange Commission

Response:

The Company undertakes to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation,” a description of the terms of any agreement that the Company may have entered into with the underwriters or their affiliates in connection with any offering, and the Company will specify the nature of the services that the underwriter or its affiliate has provided or will provide thereunder. The Company further undertakes to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually, and also undertakes to file all such agreements as exhibits in a post-effective amendment to the Registration Statement.

Exhibits

15. Please confirm our understanding that counsel will file an unqualified opinion no later than the closing date of the offering of any securities covered by the registration statement. For guidance, please consider Securities Act Rules Compliance and Disclosure Interpretation No. 212.05.

Response:

The Company respectfully confirms the Staff’s understanding that counsel will file an unqualified opinion no later than the closing date of the offering of any securities covered by the Registration Statement.

16. Please file as an exhibit the legality opinion in respect of each category of security being registered, and related consent of counsel, with your next pre-effective amendment. In this regard, it appears that the terms of the actual offerings from this registration statement have not yet been authorized by the Company’s Board of Directors. Therefore, in your response letter, provide an undertaking on behalf of the Company to file, in a post-effective amendment with each takedown from this shelf registration statement, an unqualified legality opinion and related consent of counsel, that will be consistent with the views set forth in Staff Legal Bulletin No. 19.

Response:

The Company respectfully advises the Staff that it previously filed as Exhibit (l) to the Registration Statement filed on April 16, 2015 the legality opinion regarding each category of security being registered and a related consent of counsel. Because the terms of the actual offerings from the Registration Statement have not yet been authorized by the Company’s board of directors, the Company undertakes to file, in a post-effective amendment with each takedown from the shelf registration statement, an unqualified legality opinion and a related consent of counsel that will be consistent with the views set forth in Staff Legal Bulletin No. 19.

Jay Williamson

Securities and Exchange Commission

Accounting Comments

Fee Table:

17. Please confirm that a provision for income tax is included in the fee table calculation.

Response:

The Company respectfully advises the Staff that, as a regulated investment company, the Company generally is not subject to corporate-level U.S. federal income tax on its investment company taxable income and net capital gains that it distributes to stockholders. In response to the Staff’s comment, the Company has revised “Other expenses” in the fee table calculation on page 15 to include a provision for excise taxes payable on the Company’s undistributed income and gains.

Financial Statements:

Consolidated Schedule of Investments:

18. In your response, confirm that all wholly owned and all substantially wholly owned subsidiaries are consolidated with the financial statements of the Company.

Response:

The Company respectfully confirms to the Staff that all wholly owned and all substantially wholly owned subsidiaries of the Company are consolidated with the financial statements of the Company.

19. Has the Company performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied?

•	The Staff believes that Rules 3-09 and 4-08(g) of Regulation S-X apply to BDCs and RICs. Rule 3-09 of Regulation S-X is applicable for a majority owned subsidiary (greater than 50% ownership) which is not consolidated by the Registrant. Rule 4-08(g) of Regulation S-X is applicable for subsidiaries (generally, 25% or more ownership) not consolidated.

•	Subsidiary is defined by 1-02(x) of Regulation S-X as”... an affiliate controlled by such person directly or indirectly through one or more intermediaries”. An affiliate is defined by 6-02(a) of Regulation S-X as “as defined in Section 2(a)(3) of the Investment Company Act of 1940 unless otherwise indicated. The term “control” has the meaning (given) in section 2(a)(9) of the Act”. Section 2(a)(9) of the Investment Company Act of 1940 defines control as having “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position of such company... Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company”.

Jay Williamson

Securities and Exchange Commission

Response:

The Company has undertaken the requested analysis and respectfully confirms that no additional financial disclosure relating to its investment portfolio is required to be included as a result thereof. The Company also respectfully confirms that it will continue to perform the analysis required by Rules 3-09 or 4-08(g) of Regulation S-X and will include any additional financial disclosure in accordance therewith as required.

Notes to Consolidated Financial Statements:

20. We note that the Registrant has unfunded commitments in the amount of $48 million.

Unfunded commitments, which are contractual obligations of the Fund to make loans up to a specified amount at future dates, may subject the Fund to risks similar to those created by standby commitment agreements. Unfunded commitments, like standby commitment agreements, may be senior securities under Section 18(g) (“any ... obligation or instrument constituting a security and evidencing indebtedness”).

See Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979). The Staff considers unfunded commitments that specify an interest rate to be senior securities subject to the coverage requirements of Section(s) 18 (and 61) unless the fund (BDC) has segregated liquid assets equal to the marked-to-market value of its unfunded commitments. Does the Fund currently treat its unfunded commitments as senior securities? If not, why not? Does the Fund currently segregate liquid assets, or does it have borrowing capacity within its 200% asset coverage limitation, sufficient to cover the value of its unfunded commitments?

Response:

The Company respectfully advises the Staff that it has borrowing capacity within its asset coverage limitation under the 1940 Act sufficient to cover the amount of its unfunded commitments. The Company carefully considers its unfunded commitments for the purpose of planning its ongoing operating leverage and for the purpose of ongoing and future compliance with the asset coverage limitation.

Jay Williamson

Securities and Exchange Commission

Financial Highlights:

21. Provide net expense ratio and net investment income ratios to two decimal places. From Item 4 of Form N-2:

List per share amounts at least to the nearest cent. If the offering price is computed in tenths of a cent or more, state the amounts on the table in tenths of a cent. Present all information using a consistent number of decimal places.

Response:

The Company respectfully accepts the Staff’s comment and will revise the requested ratios to two decimal places in its future annual and quarterly reports where such ratios are presented.

22. Confirm expense ratio includes $1.1 million income tax expense. What was the average net asset number used to calculate the expense/income ratios?

Response:

The Company respectfully accepts the Staff’s comment and will include excise tax, as applicable, in the ratio of net expenses to average net assets in its future annual and quarterly reports where the ratio is presented. The Company respectfully advises the Staff that the average of net assets as of December 31 of the prior fiscal year and March 31, June 30, September 30 and December 31 of the current fiscal year was used to calculate these ratios.

*        *        *         *        *

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Adam Fleisher at (212) 225-2286 or Helena Grannis at (212) 225-2376.

Very truly yours,

/s/ Adam E. Fleisher

Adam E. Fleisher

Enclosure

cc:	Vincent J. DiStefano
Securities and Exchange Commission

David Stiepleman
Jennifer Mello
TPG Specialty Lending, Inc.

Michael A. Gerstenzang
Helena K. Grannis
Cleary Gottlieb Steen & Hamilton LLP